

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 24, 2008

Carl J. Grivner
President and Chief Executive Officer
XO Holdings, Inc.
13865 Sunrise Valley Drive
Herndon, Virginia 20171

      Re: XO Holdings, Inc.
            Form 10-K for the Year ended December 31, 2007
            Filed March 17, 2008
            File No. 000-30900

Dear Mr. Grivner:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director